EXHIBIT 99.1

Information on Equinor ex.dividend (4q21) 12 May 2022

From 12 May 2022, the shares in Equinor (OSE: EQNR; NYSE: EQNR) will be traded ex dividend USD 0.40 (ordinary dividend of USD 0.20 and extraordinary dividend of USD 0.20).

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act